Exhibit 2.1.1

PLAN OF MERGER

THIS PLAN OF MERGER is adopted, made and entered into as of September 30, 2021 (this “Plan of Merger”) by Vitality Biopharma, Inc., a Nevada corporation (“Parent”), in accordance with Section 92A.180 of the Nevada Revised Statutes (“NRS”).

1. Parent and Subsidiary. Malachite Innovations, Inc., a Nevada corporation (“Merger Sub”), is a wholly-owned subsidiary of Parent.

2. Merger. Merger Sub shall be merged with and into Parent (the “Merger”) at the Effective Time (as defined below). Following the Effective Time, the separate existence of Merger Sub shall cease, and Parent shall continue as the surviving corporation surviving the Merger and its name shall be changed to “Malachite Innovations, Inc.” (the “Surviving Corporation”). The effects and consequences of the Merger shall be as set forth in this Plan of Merger, the Articles of Merger filed with the Secretary of State of the State of Nevada (defined below), and the NRS.

3. Effective Time. The Merger shall be effective upon the filing of the articles of merger (“Articles of Merger”) with the Nevada Secretary of State (the “Effective Time”). The Merger shall have the effects set forth in the NRS, including, without limitation, NRS 92A.250(1). Without limiting the generality of the foregoing, from and after the Effective Time, all the rights, privileges, immunities, powers, franchises, property (real, personal, and mixed), restrictions, disabilities, duties, and debts of Merger Sub shall become the debts, liabilities, obligations and duties of Parent, as the Surviving Corporation.

4. Articles of Incorporation; Name Change. The articles of incorporation of Parent in effect at the Effective Time, as amended pursuant to the Articles of Merger to change the name of the Surviving Corporation to Malachite Innovations, Inc., shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by the NRS.

5. Bylaws. The bylaws of Parent in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by the NRS.

6. Directors. The directors of Parent immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided for in the articles of incorporation and bylaws of the Surviving Corporation, or until the earlier or their respective death, resignation or removal.

7. Officers. The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified in the manner provided for in the articles of incorporation and bylaws, or until the earlier of their respective death, resignation or removal.

8. Cancellation of Merger Sub Stock. At the Effective Time, [one (1) share of stock, $0.001 par value per share], of Merger Sub owned by Parent, which represents all of the issued and outstanding capital stock of Merger Sub, shall be cancelled and no shares of Parent or other consideration shall be issued or delivered in exchange therefor.

9. Waiver of Notice. Parent, as the sole owner of Merger Sub, hereby waives the requirement of Section 92A.180(4) of the NRS that the Surviving Corporation mail a copy or summary of this Plan of Merger to each owner of Merger Sub.

10. Further Assurances. From time to time, as and when requested by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Merger Sub such deeds and other instruments, and there shall be taken or caused to be taken by it such further and other action, as shall be appropriate or necessary to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation the title to and possession of all property, interest, assets, rights, privileges, immunities, powers, franchises, and authority of Merger Sub, and otherwise carry out the purposes of this Plan of Merger, and the directors and appropriate officers of the Surviving Corporation are fully authorized for, in the name and on behalf of Merger Sub or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

11. Prior Corporate Acts. This Plan of Merger was adopted and approved by the Parent’s Board of Directors on September 20, 2021. All corporate acts, plans, policies, contracts, approvals, and authorizations of Parent or Merger Sub, their respective stockholders, board of directors, committees elected or appointed by their respective board of directors, officers, and agents that were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, approvals, and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to Parent and Merger Sub. On the Effective Date, the employees and agents of Parent and Merger Sub shall become the employees and agents of the Surviving Corporation and shall continue to be entitled to the same rights and benefits they enjoyed as employees and agents of such respective corporation.

IN WITNESS WHEREOF, this Plan of Merger has been adopted and executed by Parent, as the surviving parent domestic corporation, by a duly appointed officer as of the date first above written.

Vitality Biopharma, Inc.

By:	/s/ Michael Cavanaugh
Name:	Michael Cavanaugh
Title:	Chief Executive Officer

Acknowledged and agreed to by:

Malachite Innovations, Inc.

By:	/s/ Michael Cavanaugh
Name:	Michael Cavanaugh
Title:	Chief Executive Officer